SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Viseon Inc. (formerly RSI Systems, Inc.)

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

928297  10  0

(CUSIP Number)

John Harris, 8700 North Stemmons Freeway #310, Dallas, Texas  75247, (214) 424-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928297 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mellon Group, Inc. 88-

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 323,814 shares(1)

	8.	Shared Voting Power Not applicable.

	9.	Sole Dispositive Power 323,814 shares(1)

	10.	Shared Dispositive Power Not applicable.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,814 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.1%(2).

14.	Type of Reporting Person (See Instructions) CO

(1).          See Item 5.

(2).          See Item 5.

CUSIP No. 928297100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henry C.S. Mellon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 750,000 shares(1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 750,000 shares(1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.9%(2).

14.	Type of Reporting Person (See Instructions) IN

(1).          See Item 5.

(2).          See Item 5.

Item 1.	Security and Issuer

                The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Viseon Inc. (formerly RSI Systems, Inc.) (“Viseon”).  The principal executive offices of Viseon are located at 8700 North Stemmons Freeway #310, Dallas, Texas 75247.

Item 2.	Identity and Background

                The persons filing this Schedule 13D are the Mellon Group, Inc., a corporation incorporated under the laws of the State of Florida, and Henry C.S. Mellon, an individual.  The Mellon Group, Inc. and Mr. Mellon are collectively the “Reporting Persons.”

                A relationship exists between the Mellon Group, Inc. and Mr. Mellon in that Mr. Mellon is the owner and President of the Mellon Group, Inc.  However, the Reporting Persons do not affirm the existence of a group and have no agreement or understanding with respect to the voting of the shares of Viseon’s common stock acquired by them or with respect to the acquisition of any additional shares of Viseon’s common stock.

1.	Mellon Group, Inc.
(a)	Mellon Group, Inc.
(b)	4 Driftwood Landing Gulf Stream, Florida 33483
(c)	Personal Holding Company (Same as above)
(d)	None
(e)	None
(f)	Florida
2.	Henry C.S. Mellon
(a)	Henry C.S. Mellon
(b)	4 Driftwood Landing, Gulf Stream, Florida 33483
(c)	Investor
(d)	None
(e)	None
(f)	United States citizen

Item 3.	Source and Amount of Funds or Other Consideration

                The Mellon Group received 285,714 shares of Viseon common stock and 38,100 warrants in exchange for $100,000.  Mr. Mellon received 200,000 shares of Viseon common stock in exchange for $70,000.  See Item 4 below for additional information.

Item 4.	Purpose of Transaction

                The Mellon Group and Mr. Mellon entered into stock purchase agreements dated as of February 20, 2003 (the “Stock Purchase Agreements”) with Digital Investors, L.L.C. in private transactions.  The securities were added to the respective investment portfolios of The Mellon Group and Mr. Mellon.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

          As the President of the Mellon Group, Inc. and in his individual capacity, Mr. Mellon beneficially owns and has sole voting and dispositive power with respect to 1,073,814 shares, or 7.0%, of the outstanding common stock of Viseon, which includes 388,100 warrants to purchase common stock at a price ranging from $0.45 to $0.75 per share.

The percentages reflect the percentage share ownership with respect to 15,394,292 shares of Viseon outstanding as of February 11, 2003.
(c) Other than the changes described in this Schedule 13D, no other transaction in Viseon’s common stock was effected during the past 60 days by either Reporting Person.

                (d)           No person other than the record owner of such shares of Viseon’s common stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Viseon’s common stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of Viseon.

Item 7.	Material to Be Filed as Exhibits
None.

[Signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MELLON GROUP, INC., a Florida corporation
March 11, 2003
Date
/s/ HENRY C.S. MELLON
Signature
Henry C.S. Mellon/President
Name/Title

HENRY C.S. MELLON, an individual
March 11, 2003
Date
/s/ HENRY C.S. MELLON
Signature
Henry C.S. Mellon
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations  (See 18 U.S.C. 1001)